<u>**PRESS RELEASE DATED MARCH 28, 2003**</u>

DATE - Friday March 28, 9:53 am ET

NYSE Suspends Trade in Touch America

NEW YORK (Dow Jones)--The New York Stock Exchange suspended trading of Touch America Holdings Inc. for not meeting the exchange's bid price minimum, noting news that the company's liquidity may be in jeopardy.

In a press release Friday, the NYSE said it will seek delisting of the company's stock, which has fallen below $1 for more than 30 consecutive trading days. Touch America hasn't been able to demonstrate that the share price can regain compliance, the exchange said.

The NYSE also noted matters raised by a Touch America press release Thursday, when the fiber-optic and broadband company said an arbitrator decided the company owes Qwest Communications International Inc. $59.6 million. Touch America said it may have to file for bankruptcy if it can't secure additional financing.

Touch America has notified the NYSE that it plans to trade its shares on the over-the-counter Bulletin Board.

The company's shares were unavailable for trading Thursday on the news. The shares closed Wednesday at 53 cents.